Change to Investment Policy

On August 17 2005 the Board approved a change to the Funds investment policy stating that securities lending and the investment of collateral in the Neuberger Berman Securities Lending Quality Fund are permitted exceptions to the policies of the Fund requiring that it invest a specific percentage of its assets in accordance with its principal investment program.